Exhibit 99.1
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
The Board of Directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) is pleased to announce the preliminary consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31,2009, prepared in accordance with International Financial Reporting Standards (“IFRS”) as below:
ACCOUNTING AND BUSINESS DATA

	Unit: RMB ’000
	2009	2008	2007	2006	2005
Total revenues	12,385,757	11,688,655	10,508,504	3,594,474	3,276,928
Total operating expenses	10,418,099	9,991,355	8,793,112	2,693,918	2,529,731
Profit form operations	1,947,893	1,715,003	1,765,208	965,204	798,825
Profit before tax	1,712,379	1,501,662	1,668,551	920,928	756,138
Profit after tax	1,363,458	1,224,368	1,436,202	771,773	645,962
Minority interests	(1,063)	239	4,787	260	(998)
Profit attributable to shareholders	1,364,521	1,224,129	1,431,415	771,513	646,960
Basic earnings per share (RMB)	0.19	0.17	0.20	0.17	0.15
Earnings per ADS (RMB)	9.63	8.64	10.10	8.73	7.46

	As at December 31
	2009	2008	2007	2006	2005
Total assets	28,662,614	28,221,826	26,689,929	24,129,529	11,678,227
Total liabilities	6,025,772	6,382,671	5,508,459	3,909,599	1,833,394
Minority interests	55,717	55,948	55,709	50,922	48,757
Net assets	22,581,125	21,783,207	21,125,761	20,169,008	9,796,076
Net assets per share (RMB)	3.19	3.08	2.98	2.85	2.26
SHARE CAPITAL STRUCTURE AND SHAREHOLDERS
Share capital structure
On September 22, 2009, in accordance with relevant state policy on transferring part of state-owned shares to national social security fund, the state-owned assets supervision and administration authority ordered China Securities Depository and Clearing Co., Ltd. to transfer 274,798,700 state-owned shares held by Guangzhou

Railway (Group) Company (hereinafter referred to as “GRGC”) to the National Social Security Fund Council, which extended the lock-up period by another three years following the expiry of the original statutory or volunteer lock-up period. Therefore, 2,629,451,300 shares held by GRGC in the Company became tradable on December 22, 2009.
As at December 31, 2009, the share capital of the Company consisted of:

	Unit: share
Class of shares	Amount	As a percentage of total capital
A shares with selling restrictions	274,798,700	3.88%
A shares without selling restrictions	5,377,438,300	75.91%
H shares	1,431,300,000	20.21%

Total	7,083,537,000	100%
Shareholders
So far as the Directors, Supervisors and other senior management are aware, as at December 31, 2009, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

	Unit: share
							As a
							percentage
					As a		of total
					percentage		share
	Class of	Number of shares			of class of		capital
Name of shareholder	shares	held		Capacity	shares (%)		(%)
GRGC	A share	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Baring Asset Management Limited	H share	105,310,000	(L)	Investment manager	7.36	(L)	1.49	(L)
Northern Trust Fiduciary Services (Ireland) Limited	H share	100,132,000	(L)	Trustee, excluding passive trustee	7.00	(L)	1.41	(L)
JPMorgan Chase & Co.	H share	74,307,629 477,250 73,682,380	(L) (S) (P)	Beneficial owner depository-corporation/approved lending agent	5.19 0.03 5.15	(L) (S) (P)	1.05 0.01 1.04	(L) (S) (P)

Note:	The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes lending pool.
Public float
As of the end of the period of the report, the Company is in compliance with the Listing Rules of Hong Kong Stock Exchange as regard to sufficiency of public float.
Pre-emptive right
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.
Purchase, sale and redemption of shares
During the year ended December 31, 2009, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.
FINAL DIVIDEND
The Board recommended the payment of a final dividend of RMB0.08 per share, including tax, to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares, totaling RMB566.68296 million. The above proposal will be submitted to the 2009 annual general meeting for approval.
According to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law taking effect since January 1, 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the listed issuer on behalf. After the above-mentioned enterprise income tax, non-resident enterprise shareholders holding H shares will receive a dividend of RMB 0.072 per share.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Business overview
In 2009, the Company faced severe circumstances in its operation and management due to the global financial crisis, the A/H1N1 flu and industrial restructuring in the Pearl River Delta, etc. that had continued to exert relatively significant influence upon the transportation businesses of the Company. In the face of difficulties and pressure, the Company, with the joint efforts of the management and the whole staff, did its best to overcome the effects of various negative factors through continuously promoting marketing campaign, consolidating and optimizing transportation resources while taking vigorous actions to control related costs and expenses. The Company achieved safety and stability in its operation, steady increases in transportation revenues and a growth in profitability.
In 2009, the operating revenues of the Company were RMB12,386 million, representing an increase of 5.96% from RMB11,689 million in 2008, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB7,196 million, RMB1,210 million, RMB3,106 million and RMB874 million, respectively, accounting for 58.10%, 9.77%, 25.07% and 7.06% of the total revenues, respectively. Profit from operation was RMB1,747 million, a year-on-year increase of 17.07% from RMB1,492 million; profit attributable to equity holders was RMB1,357 million, a year-on-year increase of 12.01% from RMB1,212 million in 2008.
Analysis of the Company’s businesses
(1) Passenger transportation
Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city express trains, long-distance trains and Canton-Kowloon Through Trains in cooperation with MTR Corporation in Hong Kong. As at December 31, 2009, the Company operated 218 pairs of passenger trains in accordance with its daily train schedule, representing a decrease of 21.5 pairs from that at the end of 2008, among which there were 100 pairs of Guangzhou-Shenzhen inter-city express trains, a decrease of 20 pairs; 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 105 pairs of long-distance trains, a decrease of 1.5 pairs. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the year ended December 31, 2009 in comparison with those of 2008:

	2009	2008	Increase (%)
Passenger Transportation Revenues (RMB’000)	7,195,716.8	6,759,229.4	6.46
— Guangzhou-Shenzhen trains	2,046,648.5	1,973,065.0	3.73
— Through Trains	378,423.1	380,315.0	-0.50
— Long-distance trains	4,770,645.2	4,405,849.4	8.28
Passenger delivery volume (’000 persons)	81,838.2	83,824.7	-2.37
— Guangzhou-Shenzhen trains	33,494.4	32,082.7	4.40
— Through Trains	2,799.0	3,115.5	-10.16
— Long-distance trains	45,544.9	48,626.5	-6.34
Revenue per passenger delivered (RMB)	87.93	80.64	9.04
— Guangzhou-Shenzhen trains	61.10	61.50	-0.65
— Through Trains	135.18	122.07	10.74
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers (million passenger-kilometers)	27,233.10	27,923.70	-2.47
Revenue per passenger-kilometer (RMB)	0.26	0.24	8.33
Guangzhou-Shenzhen inter-city express trains
The main reason for the increases in passenger delivery volume and revenues of Guangzhou-Shenzhen inter-city express trains was: to further improve the “As-frequent-as-buses” operating model of Guangzhou-Shenzhen train, reduce the impact of the financial crisis and spread of A/H1N1 flu upon our passenger volume, our Guangzhou-Shenzhen inter-city trains began to implement a stop-at-all-stations operating model from May, bringing about the growth of passenger traffic getting on or off at intermediary stations, including Dongguan, Shilong and Zhangmutou Stations; besides, the Company has put out Finance IC cards and Fastpass cards since February 2009 at stations along Guangzhou-Shenzhen line, which enable passengers to board the train just by flashing the cards without having to queue for tickets, thus bringing more convenience for passengers and boosting the passenger volume.
Hong Kong Through Trains
Due to the global financial crisis, A/H1N1 flu and the increased frequency of Guangzhou-Shenzhen inter-city express trains which attracted part of Through Train passengers, both the passenger delivery volume of and revenues from Hong Kong Through Trains decreased. The revenues from Hong Kong Through Trains decreased only slightly mainly because the operation of Beijing-Kowloon Through Trains (*) has been handed over to the Company since January 1, 2009, leading to a growth in the share of revenues attributable to the Company, which partly offset the decrease in revenues from Through Trains as a result of a decline in passenger delivery volume.
Long-distance trains
The decrease in passenger delivery volume was mainly attributable to: the closures and even bankruptcy of a large amount of small and medium enterprises in the Pearl River Delta as a result of the global financial crisis caused a decrease in the number of migrant workers traveling by train; besides, the spread of A/H1N1 flu and cold currents at the end of the year led to an overall decrease in passenger delivery volume of long-distance trains dispatched from our territory.
The main reasons for the increase in revenues from long-distance trains were: on one hand, the passenger delivery and arrival volumes of long-distance trains undertaken by the Company, which are of higher grade and thus less affected by the financial crisis, recorded a slight increase due to our effective marketing efforts, despite an overall decrease in delivery volume of long-distance trains departing from our territory; on the other hand, the handover of Beijing-Kowloon Through Trains (Note) to the Company since January 1, 2009 and the absence of extreme weather such as snow storms in the first quarter of 2009 in contrast to the same period of 2008 brought about a stable growth in revenues from long-distance trains.
Note: Explanation on revenues from Beijing-Kowloon Through Trains
The operation of Beijing-Kowloon Through Trains, which run between Beijing West and Kowloon, has been handed over to the Company since January 1, 2009 and the revenues from the trains attributable to the Company changed accordingly. Before 2009, the Company’s share of revenues from Beijing-Kowloon Through Trains, excluding the part attributable to MTR in Hong Kong, was generated only from Guangzhou East-Kowloon section which implemented a special tariff policy. Since January 1, 2009, all the revenues from the trains, excluding the part attributable to MTR in Hong Kong, have accrued to the Company. For the purpose of consistent statistics, the Company divides the revenues from the trains into two parts: 1. all the revenues from passengers departing for or from Hong Kong, excluding the part attributable to MTR, is accounted as revenues from Hong Kong Through Trains; 2. the rest revenues are accounted as revenues from long-distance trains.
(2) Freight transportation
Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The table below sets forth the revenues from freight transportation and freight tonnage for the year ended December 31, 2009 in comparison with those of 2008:

	2009	2008	Increase (%)
Freight Transportation Revenues (RMB’000)	1,210,118.2	1,324,700.6	-8.65
— Outbound freight (Note)	285,185.9	282,677.7	0.89
— Inbound freight (including arrival and pass-through freight) (Note)	836,408.1	948,176.8	-11.79
— Other revenues from freight transportation	88,524.2	93,846.1	-5.67
Tonnage of freight (’000 tonnes)	61,987.1	70,141.1	-11.63
— Outbound freight	17,622.4	16,846.6	4.61
— Inbound freight, including arrival and pass-through freight	44,364.7	53,294.5	-16.76
Revenue per tonne (RMB)	19.52	18.89	3.34
Total tonne-kilometers (million tonne-kilometers)	13,446.70	15,557.37	-13.57
Revenue per tonne-kilometer (RMB)	0.09	0.09	—
Outbound and inbound freight (including arrival and pass-through freight): The Company’s freight transportation businesses were substantially affected by the global financial crisis and slowdown of economic development in the Pearl River Delta region. At the beginning of 2009, our freight transportation businesses continued to decline. From the middle of 2009, with the bettering of the financial crisis and gradual recovery of domestic economy, the freight transportation businesses began to rebound.
Other revenues from freight transportation: With an overall decrease in freight transportation businesses, other revenues from freight transportation declined, too.
Note: Explanation on readjustment of specifications for revenues from outbound and inbound freight (including arrival and pass-through freight)
Part of the revenues previously recorded as revenues from inbound freight were reclassified as revenues from outbound freight so that revenues were as consistent as practicable with freight tonnage statistics.

(3) Railway network usage and services
Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the year ended December 31, 2009 in comparison with those of 2008:

	2009	2008	Increase (%)
Railway network usage and services (RMB’000)	3,105,653.6	2,738,425.1	13.41
— Locomotive traction	1,359,905.4	1,114,248.8	22.05
— Track usage	1,026,675.7	953,491.3	7.68
— Electric catenary	283,336.5	281,777.2	0.55
— Vehicle coupling	275,361.8	224,046.7	22.90
— Other services	160,374.2	164,861.1	-2.72
The increase in revenues from railway network usage and services was principally due to the operation of nine more pairs of long-distance passenger trains undertaken by other railway bureaus subsequent to the large-scale train diagram readjustment of national railways in April 2009, which pass the territory of the Company.
(4) Other businesses
Other businesses of the Company mainly include sale of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenues from other businesses of the Company were RMB874 million, representing an increase of 0.92% from RMB866 million in 2008.
Main items and analysis of operating costs and expenses

				Unit: RMB’000
			Increase
	2009	2008	(%)	Analysis of reasons
Costs of railway businesses	9,620,732	9,162,278	5.00	—
— Business tax	266,951	253,001	5.51	Increase in operating revenues
— Labor and benefits	2,277,057	2,125,376	7.14	Upward readjustments of basic salaries, rates of social insurance, housing funds and comprehensive provisions for employees
— Equipment leases and services	2,974,805	2,653,188	12.12	(1) Increase in payment of railway usage fees subsequent to the hand-over of operation of train T97/8 from Beijing West to Kowloon (Guangzhou East) to the Company since January 1, 2009;
				(2) The alteration of Guangzhou-Xi’an trains undertaken by the Company from temporary trains to regular trains since April 1, 2009, leading to an increase in payment of railway usage fees
— Lease of land use right	51,200	50,000	2.40
— Materials and supplies	1,395,333	1,345,651	3.69	(1) Increase in related expenses subsequent to two readjustments of train diagrams on December 21, 2008 and April 1, 2009, respectively, which led to increase in the frequency of Guangzhou-Shenzhen inter-city trains actually in operation;
(2) Increase in locomotive routing subsequent to the readjustment of national train diagrams on April 1, 2009, which led to increase in locomotive workload and consumption accordingly;
				(3) Increase in unit prices of water, electricity and pollutant discharge

				Unit: RMB’000
			Increase
	2009	2008	(%)	Analysis of reasons
— Repair expenses (excluding materials and supplies)	588,331	670,209	-12.22	Greening and tree-planting along the rail lines to strengthen the roadbed had been basically finished in 2008; related expenses decreased obviously in 2009
— Depreciation of fixed assets	1,237,361	1,145,624	8.01	The CRHs had been delivered and put into use in succession before 2009, the Fourth Guangzhou-Shenzhen Line had been transferred to fixed assets before 2009 and the Company added some fixed assets in 2009
— Amortisation of leasehold land payment	15,001	15,001	0.00	—
— Social services fees	373,321	400,546	-6.80	(1) The absence of extreme weather in 2009 in contrast to the beginning of 2008, leading to a decrease in security expenses;
				(2) The Company incurred huge expenses related to to the Olympics Games securtiy measures imposed in 2008, while such expenses decreased in 2009
— Utility and office expenses	111,816	121,436	-7.92	The Company’s efforts to squeeze indirect production fees such as administrative fees, travel expenses, short-distance transportation expenses and labor protection expenses to mitigate the effects of the global financial crisis
— Others	329,556	382,246	-13.78	Absence of snow storm and freezing weather during the 2009 Spring Festival peak season as compared to that of 2008
Costs of other businesses	797,367	829,077	-3.82	The Company’s efforts to squeeze indirect production fees of other businesses to mitigate the effects of the global financial crisis
Finance cost	236,287	213,469	10.69	The Fourth Guangzhou-Shenzhen Line projects had been transferred to fixed assets before 2009, so all the interest on related bank borrowings was accounted as expense of this year, rather than being capitalized
Income taxes expenses	348,921	277,294	25.83	Increase in total profit and lift of effective income tax rate from 18% to 20%

Analysis of financial position
The table below sets forth the main items in the balance sheets as at December 31, 2009 and December 31, 2008:

	Unit: RMB’000
	December 31, 2009	December 31, 2008	Increase (%)
Total assets	28,662,614	28,221,826	1.56
Non-current assets	26,246,292	26,082,735	0.63
Current assets	2,416,322	2,139,091	12.96
Total liabilities	6,025,772	6,382,671	-5.59
Non-current liabilities	3,640,568	3,627,422	0.36
Current liabilities	2,385,204	2,755,249	-13.43
Shareholders’ equity	22,636,842	21,839,155	3.65
Total assets of the Company were RMB28,663 million, representing an increase of 1.56% from those at the end of 2008, among which non-current assets increased 0.63%, mainly due to the the transfer of construction-in-progress to fixed assets and the addition of part of construction-in-progress; current assets increased 12.96% year-on-year, mainly due to the increase in receivable revenues from transportation.
Total liabilities of the Company were RMB6,026 million, representing a decrease of 5.59% from those at the end of 2008, among which non-current liabilities increased 0.36%, mainly due to the increase in cash inflows subsequent to the issue of medium-term notes in December 2009; current liabilities decreased 13.43%, mainly due to the repayment of short-term bank borrowings in the year.
As at the end of 2009, the gearing ratio (total liabilities/total assets) of the Company was 21.02%.
As of December 31, 2009, the Company had no charge on any of its assets and had not provided any guarantees.
As of December 31, 2009, the Company did not have any entrusted deposits.
Cash Flow Analysis
In 2009, the principal sources of capital of the Company were revenues generated from operations and funds raised from issue of debentures. The Company’s capital was mainly used for capital and operating expenses, payment of taxes and dividends and repayment of bank borrowings. The Company believes it has sufficient working capital, credit facility and other sources of fund to meet its operation and development requirements.

	Unit: RMB’000
Item	2009	2008	Increase
Cash inflows from operating activities, net	2,617,533	1,641,069	976,464
Cash flows used in investment activities, net	-2,096,154	-2,915,785	-819,631
Cash inflows used in financing activities, net	-966,680	483,317	N/A
In 2009, net cash inflows from operating activities were RMB2,618 million, representing a year-on-year increase of RMB976 million, mainly due to the growth in our principal businesses, leading to a correspondent increase in cash inflows, net.
In 2009, cash flows used in investment activities, net were RMB2,096 million, representing a decrease of RMB820 million compared to those of 2008, mainly due to the decrease in expenses related to the purchase and construction of fixed assets and other long-term assets.
In 2009, cash outflows used in financing activities, net were RMB967 million, while the cash inflows from financing activities, net were RMB483 million in 2008, because mainly of the repayment of all the long-term and short-term bank borrowings in the year.

FUTURE PROSPECTS
In 2010, with the bettering of global economy, the recovery of economy in our service region, the upcoming Guangzhou Asian Games and the development of high-speed passenger-dedicated railway networks, the Company, abiding by the operating principle of serving customers, human-first and corporate governance by law, will earnestly tamp down safety foundation, actively explore for more growth poles, diligently coordinate transportation organization and strictly control costs and expenses to ensure the achievement of operating goals of this year. The Company will be specially dedicated to the following work:
(a) improving safety supervision mechanism and strengthening safety basis. The Company will adopt a high-standard, scientific and strict work-style to strengthen safety management, build up the safety mechanism and boost safety foundation to get the safety work under control and into shape;
(b) taking more measures to increase traffic and revenues and vigorously exploring for new passenger and freight transportation businesses, including operating more long-distance passenger trains and promoting marketing efforts for freight business. The Company has operated one pair of long-distance passenger trains from Guangzhou to Tongren since March 2010 and will operate long-distance trains from Guangzhou to Xinyang at the end of April 2010;
(c) further improving and promoting the electronic tickets, Finance IC cards and Fastpass cards for Guangzhou-Shenzhen inter-city trains to perfect the ‘As-frequent-as-buses’ operating model and set up a better image of the Guangzhou-Shenzhen inter-city trains;
(d) carrying on with measures of boosting revenues and saving costs as a long-term work.
On April 22, 2010, the Company’s business plan for 2010 was considered and approved at the 14th meeting of the fifth session of the Board. The Company plans to realize a passenger traffic volume of 27,500 million passenger-kilometers and a freight traffic volume of 14,200 million tonne-kilometers.
EMPLOYEES
As at December 31, 2009, the Company had in total 33,170 employees, representing a decrease of 609 from 33,779 in 2008.
Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate Salaries of the Employees
	Employees
	residing along the
	Guangzhou-Pingshi line, in
	Guangzhou area or along the	Employees
Employees’ benefits	Guangzhou-Shenzhen line	residing in Shenzhen
Housing fund	8%	13%
Retirement pension	18%	18%
Supplemental retirement pension	5%	5%
Basic medical insurance	8%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Other welfare fund	6%	8%

As of December 31, 2009, the Company has 12,207 retired employees in total, endowment insurance of which are paid by Guangdong Social Insurance Fund Administration.
The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2009. The total expenses for these training programs in 2009 were approximately RMB9.746 million, involving 150,595 person units.
BANK BORROWINGS
The Company did not have any bank borrowings as at December 31, 2009.
ISSUE OF MEDIUM-TERM NOTES
On June 25, 2009, the issue of medium-term notes in the total amount of not more than RMB4 billion was passed at the 2008 Annual General Meeting of Shareholders. On December 8, 2009, upon registration of application at the National Association of Financial Market Institutional Investors, the Company would issue medium-term notes in a total registered amount of RMB4 billion by phases. Legal documents including prospectus and announcement of the issue were available at http://www.chinamoney.com.cn and http://www.chinabond.com.cn.
On December 16, 2009, the Company finished the issue of the first phase of medium-term notes for 2009 as shown below:

Name of medium-term notes	Medium-term notes of Guangshen Railway Company Limited, Phase I of 2009	Abbreviation	09 MTN1
Code of medium-term notes	0982166	Term of medium-term notes	5 years
Interest calculation	Fixed interest	Issue and bidding date	December 16, 2009
Value date	December 17, 2009	Cashing date	December 17, 2014
Actual total value of issue	RMB3.5 billion	Proposed total value of issue	RMB3.5 billion
Issue price	RMB100 /Face value RMB100	Face interest rate	4.79%/year
Principal underwriters	Agricultural Bank of China Limited; CITIC Securities Co., Ltd.
MATERIAL LITIGATION
The Company was not involved in any material litigation in 2009.
AUDITORS
On June 25, 2009, the Company held the 2008 Annual General Meeting of Shareholders, at which resolutions were passed to re-engage PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company.
Resolutions to re-engage the two firms as the PRC auditors and the international auditors of the Company for 2010 will be submitted to the 2009 Annual General Meeting of shareholders for approval.

CHANGE IN ACCOUNTING POLICIES
In 2009, IFRS 8, ‘Operating segments’ replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in change of the reportable segments presented. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.
Goodwill is allocated by management to groups of cash-generating units at a segment level. Goodwill relating to a previous business combination remains in the Company’s railway business segment. The change in reportable segments has not resulted in any additional goodwill impairment.
Segment information for 2008 has been restated in accordance with the above-mentioned stipulation.
CONFIRMATION BY INDEPENDENT DIRECTORS OF CONNECTED TRANSACTIONS
The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during 2009 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.
AUDIT COMMITTEE
The Audit Committee consists of three independent non-executive Directors of the Company. The principal duties of the Audit Committee include reviewing and supervising the financial reporting procedure and internal control of the Company. The financial statements of the Company for the year ended December 31, 2009 have been reviewed by the Audit Committee.
CORPORATE GOVERNANCE
The Company and its Directors hereby confirm that the Company has complied, in 2009, with the applicable code provisions set out in the Code on Corporate Governance Practice (“Corporate Governance Code”) contained in Appendix 14 of the Listing Rules promulgated by the Stock Exchange of Hong Kong Limited.
By Order of the Board
He Yuhua
Chairman
Shenzhen, the PRC
April 22, 2010

As at the date of this announcement, the Executive Directors are He Yuhua, Shen Yi and Luo Qing; the Non-executive Directors are Li Liang, Cao Jianguo and Yu Zhiming; and the Independent Non-executive Directors are Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.
The financial information set out below is extracted from the Company’s financial statements for the year ended December 31, 2009 prepared under IFRS. It does not constitute the Company’s financial statements prepared under PRC Business Accounting Standards. Financial statements prepared under IFRS for the year ended December 31, 2009, which contain an unqualified auditors’ reports, will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Hong Kong Exchange’s website http://www.hkex.com.hk and the Company’s website http://www.gsrc.com.
The financial information in the preliminary results announcement of the Company for the year ended December 31,2009 were compared PricewaterhouseCoopers, auditors of the Company, against the figures in the consolidated financial statements of the Group for the year prepared in accordance with IFRS. The work of PricewaterhouseCoopers does not constitute an assurance engagement as referred to in Hong Kong Standards of Auditing, Hong Kong Standards on Review Engagement and Hong Kong Standards on Assurance Engagements issued by Hong Kong Institute of Certified Public Accountants, therefore PricewaterhouseCoopers did not make any assurance regarding this preliminary results announcement.
Forward-looking statements:
Certain statements contained in this announcement may be viewed as “forward-looking statements” within themeaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and otherfactors, which may cause the actual performance, financial condition or results of operations of the Company tobe materially different from any future performance, financial condition or results of operations implied by suchforward-looking statements. Further information regarding these risks, uncertainties and other factors is includedin the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with SEC.

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED BALANCE SHEET
AS OF 31 DECEMBER 2009
(All amounts in Renminbi thousands)

	As of 31 December
	2009	2008
		(Note 6)
ASSETS
Non-current assets
Fixed assets	24,048,573	23,903,846
Construction-in-progress	662,183	504,775
Prepayments for fixed assets and construction-in-progress	60,134	151,972
Leasehold land payments	576,379	592,368
Goodwill	281,255	281,255
Investments in associates	119,547	120,705
Deferred tax assets	320,430	331,738
Deferred employee costs	79,736	99,614
Available-for-sale investments	53,826	48,326
Long-term receivable	44,229	48,136

	26,246,292	26,082,735

Current assets
Materials and supplies	231,110	201,923
Trade receivables	483,218	272,051
Prepayments and other receivables	72,343	96,865
Short-term deposits	514,000	7,300
Cash and cash equivalents	1,115,651	1,560,952

	2,416,322	2,139,091

Total assets	28,662,614	28,221,826

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED BALANCE SHEET (CONTINUED)
AS OF 31 DECEMBER 2009
(All amounts in Renminbi thousands)

	As of 31 December
	2009	2008
		(Note 6)
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	7,083,537	7,083,537
Share premium	10,294,570	10,294,490
Other reserves	1,932,131	1,797,229
Retained earnings	3,270,887	2,607,951
— Proposed final dividend	566,683	566,683

	22,581,125	21,783,207
Minority interests in equity	55,717	55,948

Total equity	22,636,842	21,839,155

LIABILITIES
Non-current liabilities
Borrowings	—	3,390,000
Bonds payable	3,465,801	—
Employee benefits obligations	174,767	237,422

	3,640,568	3,627,422

Current liabilities
Trade payables	791,355	640,856
Payables for fixed assets and construction-in-progress	674,652	764,609
Dividends payable	45	47
Income tax payable	116,036	48,977
Accruals and other payables	803,116	790,760
Borrowings	—	510,000

	2,385,204	2,755,249

Total liabilities	6,025,772	6,382,671

Total equity and liabilities	28,662,614	28,221,826

Net current assets/(liabilities)	31,118	(616,158)

Total assets less current liabilities	26,277,410	25,466,577

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2009
(All amounts in Renminbi thousands, except for earnings per share data)

	Year ended 31 December
	2009	2008

Revenue from Railroad Businesses
Passengers	7,195,717	6,759,229
Freight	1,210,118	1,324,701
Railway network usage and services	3,105,654	2,738,425

	11,511,489	10,822,355
Revenue from Other Businesses	874,268	866,300

Total revenue	12,385,757	11,688,655

Operating expenses:

Railroad Businesses
Business tax	(266,951)	(253,001)
Labour and benefits	(2,277,057)	(2,125,376)
Equipment leases and services	(2,974,805)	(2,653,188)
Land use right leases	(51,200)	(50,000)
Materials and supplies	(1,395,333)	(1,345,651)
Repairs and facilities maintenance costs, excluding materials and supplies	(588,331)	(670,209)
Depreciation of fixed assets	(1,237,361)	(1,145,624)
Amortization of leasehold land payments	(15,001)	(15,001)
Social services expenses	(373,321)	(400,546)
Utility and office expenses	(111,816)	(121,436)
Others	(329,556)	(382,246)

	(9,620,732)	(9,162,278)
Other Businesses
Business tax	(24,671)	(20,846)
Labour and benefits	(347,842)	(312,333)
Materials and supplies	(318,123)	(387,651)
Depreciation of fixed assets	(24,783)	(26,418)
Amortization of leasehold land payments	(988)	(602)
Utility and office expenses	(80,960)	(81,227)

	(797,367)	(829,077)

Total operating expenses	(10,418,099)	(9,991,355)

Other (expense)/income, net	(19,765)	17,703

Profit from operations	1,947,893	1,715,003

Finance costs	(236,287)	(213,469)
Share of results of associates	773	128

Profit before income tax	1,712,379	1,501,662

Income tax expense (Note 2)	(348,921)	(277,294)

Profit for the year	1,363,458	1,224,368

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2009
(All amounts in Renminbi thousands, except for earnings per share data)

	Year ended 31 December
	2009	2008

Profit for the year	1,363,458	1,224,368

Other Comprehensive income	—	—

Total comprehensive income for the year, net of tax	1,363,458	1,224,368

Profit attributable to:
Equity holders of the Company	1,364,521	1,224,129
Minority interests	(1,063)	239

	1,363,458	1,224,368

Total comprehensive income attributable to:
Equity holders of the Company	1,364,521	1,224,129
Minority interests	(1,063)	239

	1,363,458	1,224,368

Earnings per share for profit attributable to the equity holders of the Company during the year
— Basic (Note 3)	RMB0.19	RMB0.17

— Diluted (Note 3)	RMB0.19	RMB0.17

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2009
(All amounts in Renminbi thousands)

	Year ended 31 December
	2009	2008

Cash flows from operating activities
Cash generated from operations	3,108,375	2,173,685
Interest paid	(220,288)	(221,488)
Income tax paid	(270,554)	(311,128)

Net cash generated from operating activities	2,617,533	1,641,069

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables	(1,639,674)	(2,947,804)
Proceeds from sales of fixed assets	28,349	11,358
Interest received	24,440	24,321
Addition on available-for-sale investments	(7,500)	—
Increase in short-term deposits with maturities more than three months	(506,700)	(7,300)
Dividends received	4,931	4,475
Disposal of subsidiaries, net of cash received	—	(835)

Net cash used in investing activities	(2,096,154)	(2,915,785)

Cash flows from financing activities
Proceeds from bonds issuance	3,499,093	—
Proceeds from borrowings	—	1,050,000
Addition from minority interests	1,000	—
Repayments of borrowings	(3,900,000)	—
Dividends paid to minority interests’ shareholders	(88)	—
Dividends paid to the Company’s shareholders	(566,685)	(566,683)

Net cash (used in)/generated from financing activities	(966,680)	483,317

Net decrease in cash and cash equivalents	(445,301)	(791,399)

Cash and cash equivalents at beginning of year	1,560,952	2,352,351

Cash and cash equivalents at end of year	1,115,651	1,560,952

Note:
1. SEGMENT INFORMATION
The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.
Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.
Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.
The segment results for 2009 and 2008 are as follows:

	The Company’s Business		All other segments		Total
	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total revenue (all from external customers)	12,212,031	11,530,435	173,726	158,220	12,385,757	11,688,655

Segment result	1,690,726	1,493,926	21,653	7,736	1,712,379	1,501,662

Finance costs	(236,437)	(213,376)	150	(93)	(236,287)	(213,469)
Share of results of associates	773	128	—	—	773	128
Depreciation	1,257,432	1,167,462	4,712	4,580	1,262,144	1,172,042
Amortization of leasehold land payments	15,001	15,001	988	602	15,989	15,603
Amortization of deferred employee costs	20,048	31,867	108	138	20,156	32,005
Recognition of employee benefits obligations	—	76,382	1,200	9,606	1,200	85,988
Impairment of construction-in-progress	448	—	—	—	448	—
Provision for doubtful accounts	299	2,280	115	486	414	2,766

1. SEGMENT INFORMATION (CONTINUED)
A reconciliation of the segment results to profit of 2009 and 2008 is as follows:

	The Company’s Business		All other segments		Total
	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment result	1,690,726	1,493,926	21,653	7,736	1,712,379	1,501,662
Income tax expense	(343,207)	(274,263)	(5,714)	(3,031)	(348,921)	(277,294)

Profit for the year	1,347,519	1,219,663	15,939	4,705	1,363,458	1,224,368

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	28,605,980	28,147,670	239,228	223,247	(182,594)	(149,091)	28,662,614	28,221,826

Total segment assets include:
Investment in associates	119,547	120,705	—	—	—	—	119,547	120,705
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,536,507	3,749,126	6,705	1,432	—	—	1,543,212	3,480,558

Total segment liabilities	6,048,524	6,380,140	73,800	66,743	(96,552)	(64,212)	6,025,772	6,382,671

There are approximately RMB10,400,548,000 (2008: RMB9,776,261,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

2. INCOME TAX EXPENSE
Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.
On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2009 and 2008, the applicable income tax rate is 20% and 18% respectively.
An analysis of the current year taxation charges is as follows:

	2009	2008
	RMB’000	RMB’000

Current income tax	337,613	270,111
Deferred income tax	11,308	7,183

	348,921	277,294

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2009	2008
	RMB’000	RMB’000

Profit before tax	1,712,379	1,501,662

Tax calculated at the statutory rate of 20% (2008: 18%)	342,476	270,299
Effect of tax rates differentials	(996)	(3,652)
Effect of share of results of associates	(155)	(23)
Effect of income not subject to tax	(590)	(436)
Effect of expenses not deductible for tax purposes	7,411	10,686
Tax losses for which no deferred tax asset was recognised	775	420

Income tax expense	348,921	277,294

The effective tax rate was 20.4% (2008: 18.5%). The increase was mainly caused by the increase in statutory tax rate as explained above.

3. EARNINGS PER SHARE
The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,364,521,000 (2008: RMB1,224,129,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2008: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.
4. DIVIDENDS
The dividends paid in 2009 and 2008 were RMB566,685,000 (RMB 0.08 per share) and RMB 566,683,000 (RMB 0.08 per share) respectively.

	2009	2008
	RMB’000	RMB’000
Final, proposed, of RMB 0.08 (2008: RMB0.08) per ordinary share	566,683	566,683

At a meeting of the directors held on 22 April 2010, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2009, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2009.
The aggregate amounts of the dividends paid and proposed during 2009 and 2008 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.
5. COMMITMENTS
(a)	Capital commitments
As of 31 December 2009, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	Group
	2009	2008
	RMB’000	RMB’000

Authorised but not contracted for	1,357,620	2,530,325

Contracted but not provided for	248,630	390,691

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow and bank facilities.
(b)	Operating lease commitments
In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2009, the related lease rental paid and payable was RMB51,200,000 (2008: 50,000,000).

6. COMPARATIVE FIGURES
Certain 2008 comparative figures have been reclassified as follows:
(a)	Amount due from/to related parties which were separately disclosed in prior year have been recorded within the “Trade receivables, net”, amounting to RMB165,576,000 (Group) and RMB165,077,000 (Company), “Prepayments and other receivables, net” , amounting to RMB8,292,000 (Group) and RMB24,408,000 (Company), “Trade payables” , amounting to RMB224,630,000 (Group) and RMB224,489,000 (Company) and “Accruals and other payables” , amounting to RMB137,903,000 (Group) and RMB137,883,000 (Company) respectively on balance sheet in order to conform with the current year presentation.

(b)	Amount of equity which were recorded within “Other Reserve” in prior year have been disclosed separately as “Share premium”, “Other reserves”, and “Retained earnings” on both the face of the consolidated balance sheet of the Group and balance sheet of the Company in order to conform with the current year presentation.
By Order of the Board
Guo Xiangdong
Company Secretary
Shenzhen, the PRC
April 22, 2010